December 29, 2017

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Withdrawal of Request for Withdrawal of Azure Power Global Limited Registration Statement on Form F-3 (File No. 333-222171) filed December 29, 2017

Ladies and Gentlemen:

In accordance with communications with Ms. Lisa Kol of the Securities and Exchange Commission (the “ Commission ”) staff, Azure Power Global Limited (the “Registrant”) hereby requests withdrawal of the request for withdrawal of the Registration Statement on Form F-3 (File No. 333-222171) filed December 20, 2017. The Registrant does not intend to submit a new request for withdrawal to the Commission.

If you have any questions regarding this letter, please contact the Registrant’s legal counsel, Cleary Gottlieb Steen & Hamilton LLP, Attention: Shuang Zhao, by facsimile at +852 2845 9026. Ms. Zhao’s direct line is +852 2532 3783.

Very truly yours,

Azure Power Global Limited

By:	/s/ Sushil Bhagat
Name:	Sushil Bhagat
Title:	Chief Financial Officer

cc: Shuang Zhao

Cleary Gottlieb Steen & Hamilton LLP